EXHIBIT 2.1


        Item 5 of Registrant's Report on Form 8-K dated December 18, 1995

Item 5.  Other Events

         As of December 18, 1995, Production Systems Acquisition Corporation ("PSAC"), Ronald M. Prime and Michael D. Austin, doing business as AMS Holdings Company, a Michigan partnership ("AMS"), and Atlas Technologies, Inc. ("Atlas") entered into a definitive merger agreement ("Merger Agreement") pursuant to which a wholly-owned merger subsidiary of PSAC will merge with and into Atlas, with Atlas becoming a wholly-owned subsidiary of PSAC upon consummation of the merger ("Merger"). Messrs. Prime and Austin are partners of AMS, which is the principal shareholder of Atlas. The consummation of the Merger is subject to the terms and conditions of the Merger Agreement which will be submitted to the stockholders of PSAC for their approval at a Special Meeting to be called for the purpose of obtaining such approval, among other things ("Special Meeting").

         The Merger

         Subject to the terms and conditions of the Merger Agreement, PSAC will become the holder of all the outstanding common stock of Atlas at the consummation of the Merger. The consideration to be paid by PSAC to the shareholders of Atlas ("Merger Consideration"), which will be paid in cash at the consummation of the Merger, is equal to $7,000,000, less adjustments for environmental conditions, if any ("Environmental Adjustment"). The Environmental Adjustment is equal to the lesser of $25,000 or one-half of the amount estimated by a consultant to be engaged by PSAC to perform an environmental assessment of Atlas to be necessary to remediate environmental conditions that the consultant recommends be corrected. The Merger Consideration will be increased at the rate of $10,000 per week for each week that the consummation of the Merger occurs after March 1, 1996. The portion of the Merger Consideration payable to AMS is subject to decrease by the amount the net worth of Atlas at December 31, 1995 is less than $3,196,084. The Merger Consideration and fees and expenses of the transaction attributable to PSAC will be paid from the liquid assets of PSAC and the proceeds of a special interest bearing account at IBJ Schroder Bank and Trust Company ("Trust Fund") established with certain proceeds of the initial public offering consummated July 5, 1994 ("IPO"). As of December 31, 1995, the Trust Fund held $8,962,111.

         The consummation of the Merger is conditioned upon various matters. The obligations of PSAC, Atlas and the principal shareholders of Atlas to consummate the Merger are subject to various conditions, including (i) that representations and warranties of PSAC and Atlas be true and correct in all material respects,
(ii)  performance of and compliance with  covenants,  agreements and conditions,
(iii) absence of any pending claim, action, suit, investigation or governmental proceeding or law which would render the Merger unlawful, and (iv) receipt of all necessary consents, approvals or waivers. The obligation of PSAC to consummate the Merger is also subject to various conditions, including (i) absence of any material adverse change since June 30, 1995 in Atlas' properties, business, results of operations, financial condition and prospects, (ii) absence of any environmental exposure in excess of $250,000 and (iii) approval of the Merger Agreement and Merger by PSAC stockholders.

         The Merger Agreement can be terminated by (i) mutual consent of PSAC and AMS, (ii) if the amount of remediation expenses for environmental matters recommended by a consultant hired by PSAC is in excess of $250,000 or a proposed remediation requires the suspension of operations for more than thirty days,
(iii) if the Merger is not consummated before June 15, 1996, (iv) if there is a breach of any of the covenants, representations or warranties as of the consummation of the Merger that have not been waived, or (v) the failure of the stockholders of PSAC to approve the transaction or the PSAC stockholders who are eligible to do so exercise their right to convert 20% or more of the outstanding


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PSAC Common Stock into cash. The stockholders of PSAC who own on the record date for the Special Meeting common stock offered in the IPO ("Public Stockholders") who vote such common stock against the Merger Agreement have the right to demand conversion of such shares of common stock of PSAC into cash upon consummation of the Merger. The conversion price per share of common stock of PSAC will be equal to the amount in the Trust Fund on the record date for the Special Meeting divided by the shares of common stock of PSAC eligible to participate in the
distribution   from  the  Trust  Fund  as  set  forth  in  the   Certificate  of
Incorporation of PSAC. To exercise the right of conversion, the Public Stockholders must follow certain procedures. Based upon the amount in the Trust Fund as of November 9, 1995, which was $8,962,111, the conversion price would be approximately $5.27 per share. On January 15, 1996, the closing price of a share of common stock of PSAC as reported by The Nasdaq Stock Market was approximately $4.81.

         Holders of common stock of PSAC at the close of business on the record date for the Special Meeting ("Record Date") will be entitled to notice of and vote at the Special Meeting. Each holder of record of common stock of PSAC is entitled to cast one vote for each share held. With respect to the approval of the Merger Agreement, the directors and officers of PSAC who hold an aggregate of 427,000 shares of Common Stock have agreed to vote all their shares in accordance with the vote of the majority in interest of all other PSAC stockholders.

The Parties

         PSAC

         PSAC is a Specified Purpose Acquisition Company(R) ("SPAC"(R))* the objective of which is to acquire an operating business ("Target Business") in the productions systems industry. PSAC consummated its IPO on July 5, 1994, and received net proceeds of approximately $8,980,100 after payment of offering expenses. A substantial portion of the net proceeds ($8,262,000) was placed in the Trust Fund, until the earlier of (i) the consummation of a business combination or (ii) liquidation of PSAC. The remaining net proceeds of the IPO have been and are being used to pay for business, legal and accounting, due diligence on prospective acquisitions, and for the general and administrative expenses of PSAC. PSAC has not engaged in any substantive commercial business and the sole activities of PSAC have been to evaluate and select an appropriate Target Business and to structure and negotiate the Merger Agreement. PSAC's initial business combination must be with a Target Business whose fair market value is at least 80% of the net assets of PSAC at the time of the business combination. PSAC believes the proposed Merger satisfies this requirement.

         If PSAC does not consummate any business combination, including the Merger, by July 5, 1996, PSAC will be dissolved and will distribute to all Public Stockholders in proportion to their respective equity interests in PSAC, an aggregate sum equal to the amount in the Trust Fund on such date, inclusive of any after tax interest thereon, plus any remaining net assets of PSAC.

- --------
* Specified Purpose Acquisition Corporation(R) and "SPAC(R)" are registered service marks of GKN Securities Corp.



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         Atlas

         Atlas designs and manufactures automation equipment for the sheet metal forming industry. The companies that generally use the products of Atlas are those in the automobile and automotive parts, heating and air conditioning ("HVAC"), appliance and lawn and garden industries. These industries, together, account for the greatest percentage of sheet metal stamping applications.

         A high percentage of consumer durable and capital goods such as automobile and light truck bodies and parts, appliance cabinets, HVAC housings, lawn mower housings and equipment control cabinets use components formed from sheet metal. Such components are made using methods of metal stamping. Metal stamping involves holding unformed sheet metal over a shaped die, set in a press, and lowering a shaped die mate onto the sheet metal to form it. The combined weight of the top and bottom die may approach up to 80 tons for large panels such as a car roof but can be as little as a few hundred pounds. Parts typically pass through several presses in a line, each press performing a different shaping operation on the part.

         Modern production volumes and quality requirements have dictated the need for substantially new sheet metal stamping equipment. Such equipment must now be designed to accommodate rapid changes in production schedules, produce profitable batch runs of varying sizes, have the capability of changing metal press dies quickly and remain in use for up to 24 hours each day. In addition, the equipment must be more precise and permit sheet metal to move more quickly through the metal presses.

         The core business of Atlas is the design and manufacture of three types of metal press components: quick die changing ("QDC") equipment; sheet metal destacking equipment; and flexible transfer equipment. Atlas manufactures QDC systems which are comprised of custom designed carts that roll simultaneously into spaces between sheet metal presses on a line and at the end of the line. Each cart, which can be as large as 12 feet by 12 feet with a capacity to carry 80 tons, carries a paired die set into the space between presses, then all carts on the line simultaneously push the carried die sets into the presses in one direction and receive the die sets being displaced. Changing dies in a press line with QDC requires about fifteen minutes compared with about eight hours using cranes and forklifts and reduces the attendant risks of injury to personnel and damage to dies. Atlas believes that a high percentage of the several thousand press lines throughout the world can benefit from installation of these systems. At this time, Atlas has manufacturing capacity to convert about 35 lines annually.

         Processing of most sheet metal parts begins with a stack of flat sheet metal "blanks" which must be cleaned, lubricated and positioned for insertion into a press line. Atlas produces the destacking equipment and auxiliary equipment that facilitates the processing of many sheet metal parts, by positioning them for the cleaning, lubrication and insertion into the first press of a stamping line. The Atlas flexible transfer machinery automates the movement of stamped parts from one die set to the next, facilitating improvements in stamping productivity, quality and safety.

         Atlas sells its equipment either on a component basis or as a fully integrated system of QDC, destacking and flexible transfer equipment. In addition, Atlas designs and manufactures these components and systems on a custom basis. In large part, the Company's products increase stamping equipment productivity.




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         Sales generally are made as a result of the marketing efforts of Atlas.
For this purpose,  in addition to its  headquarters in Fenton,  Michigan,  Atlas
maintains   two  sales   offices  in  Atlanta  and  Chicago.   Atlas  also  uses
manufacturers representatives and OEMs specializing in metal press and related equipment. Atlas' sales are predominantly in North America; however, Atlas has recently targeted Europe and Asia and its sales in these regions have increased as a percentage of all sales. The principal customers of Atlas include major automotive and appliance manufacturers, such as General Motors Corporation, Ford Motor Corporation, Chrysler Corporation, Whirlpool Corporation and The Carrier Corporation. The backlog orders as of December 31, 1994 and 1995 were approximately $16,500,000 and $19,000,000, respectively.

         Atlas was formed in 1965 as Atlas Automation Inc. and in 1984 merged with Fluid and Electric Control Co. Atlas is incorporated under the laws of the State of Michigan. Atlas operates its manufacturing facilities in Fenton and Linden, Michigan and employs approximately 200 persons. The principal executive office of Atlas in located at 201 South Alloy Drive, Fenton, Michigan 48430, and its telephone number is (810) 629-6663.

Operations after the Merger

         After the consummation of the Merger, Atlas will be a wholly-owned subsidiary of PSAC and Messrs. Prime and Austin will enter into employment agreements with Atlas under which they will serve as the Chief Executive Officer and President of Atlas, respectively.

         The employment agreements with Messrs. Prime and Austin will be identical except that the term of Mr. Prime's agreement will terminate on December 31, 1998 and that of Mr. Austin will terminate on December 31, 2001. Each agreement requires the executive to devote substantially all of his business time and attention to the affairs of Atlas. The agreements provide for base salaries of $190,000 per year subject to cost-of-living increases after December 31, 1996, for six weeks vacation per year, reimbursement of expenses, use of an automobile and mobile telephone, medical, disability and life insurance benefits and other benefits generally made available to other employees.

         The agreements also provide for two bonuses based on the earnings of Atlas before interest and taxes, adjusted in the manner set forth in the agreements ("Adjusted Earnings"). Under one bonus arrangement, Messrs. Prime and Austin will each be paid $208,333 for each of the six years beginning January 1, 1996, in which Atlas' Adjusted Earnings exceed $2,000,000 and, if the Adjusted Earnings average at least $2,000,000 during such six-year period, they will each be paid, at the end of the six-year period, the sum of $1,250,000 less the aggregate of the amounts paid to them under such bonus arrangement for the prior five years.

         Under the second bonus arrangement, if during the five years beginning January 1, 1996, the Adjusted Earnings average at least $2,626,000, they will each be paid an amount equal to the amount by which such average Adjusted Earnings exceed $2,626,000. Both bonus arrangements are subject to liquidation of amount and acceleration of payment in the event of a sale by PSAC of the capital stock of Atlas or a sale by Atlas of all or a substantial part of its assets or issuance of capital stock of Atlas such that a person or group of related persons becomes the owner of 51% or more of the outstanding stock of Atlas. The bonuses are also subject to reduction to the extent of life insurance benefits paid to an executive's estate pursuant to life insurance maintained on the life of the executive pursuant to this employment agreement.




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         Each  employment  agreement also contains  provisions  restricting  the disclosure of confidential information and incorporating the non-competition provisions of the Merger Agreement. The Merger Agreement provides that, subject to certain exceptions, Messrs. Prime and Austin will not make any investment in any entity or be employed by any entity which competes directly or indirectly with Atlas or employ any employee of Atlas or solicit customers or employees of Atlas for a period following consummation of the Merger and ending on the later of five years from the consummation of the Merger or two years after all relationships between Messrs. Prime and Austin and Atlas have been terminated.

Management of PSAC

         In  connection  with  seeking   stockholder   approval  of  the  Merger
Agreement, the stockholders will be asked to elect those persons currently serving as the directors of PSAC as the Board of Directors after the consummation of the Merger. As of the date hereof, the persons that PSAC believes will be nominated to be elected as the directors of PSAC are as follows:

                                                                    Director         Current
Nominee                                                Age           Since           Position with PSAC
- -------                                               ---            -------         ------------------
Ray J. Friant, Jr................................      65             1993           Chairman of the Board
Samuel N. Seidman................................      62             1993           President and Director
Joseph K. Linman.................................      57             1993           Director and Vice President
John S. Strance..................................      71             1993           Director and Vice President
Jesse A. Levine..................................      29             1993           Director, Chief Financial
                                                                                           Officer, Secretary and
                                                                                           Treasurer
Alan H. Foster...................................      70             1993           Director
Alan I. Goldman..................................      58             1993           Director


         The Board of Directors of Atlas, after consummation of the Merger, will include. Messrs. Prime and Austin and at least three of the directors of PSAC.

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